UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34466*

EDUCATION MANAGEMENT CORPORATION*

(Exact name of registrant as specified in its charter)

210 Sixth Avenue

33rd Floor

Pittsburgh, Pennsylvania 15222

(412) 562-0900*

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

*SEE TABLE OF ADDITIONAL REGISTRANTS

Common Stock, par value $0.01 per share (“Common Stock”)

Preferred Stock, par value $0.01 per share (“Preferred Stock”)

Deferred Compensation Obligations

Depositary Shares

Warrants

Purchase Contracts

Units

Senior Cash Pay/PIK Notes due 2018 (“2018 Notes”)

8 3⁄4% Senior Notes due 2014 (“2014 Notes”)

10 1⁄4% Senior Subordinated Notes due 2016 (“2016 Notes”)

Guarantees of Senior Cash Pay/PIK Notes due 2018 (“2018 Guarantees”)

Guarantees of 8 3⁄4% Senior Notes due 2014 (“2014 Guarantees”)

Guarantees of 10 1⁄4% Senior Subordinated Notes due 2016 (“2016 Guarantees”)

Debt Securities

Debt Guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock	100
Preferred Stock	0
Deferred Compensation Obligations	0
Depositary Shares	0
Warrants	0
Purchase Contracts	0
Units	0
2018 Notes	13
2014 Notes	0
2016 Notes	0
2018 Guarantees	13
2014 Guarantees	0
2016 Guarantees	0
Debt Securities	0
Debt Guarantees	0

Table of Additional Registrants

Exact Name of Additional Registrant as Specified in its Charter	Commission File No.	I.R.S. Employer Identification Number	Address, Including Zip Code, and Telephone Number, Including Area Code, of Additional Registrant’s Principal Executive Offices
AICA-IE Restaurant, Inc.	333-192573-14; 333-190046-02	26-2961312	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

AID Restaurant, Inc.	333-192573-13; 333-190046-12; 333-140025-10; 333-137605-10	01-0691168	8080 Park Lane Suite 100 Dallas, Texas 75231 214-692-8080

AIH Restaurant, Inc.	333-192573-12; 333-190046-11; 333-140025-09; 333-137605-09	76-0431417	1900 Yorktown Houston, Texas 77056 713-623-2040

AIIN Restaurant LLC	333-192573-11; 333-190046-01	26-2701617	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

AIIM Restaurant, Inc.	333-192573-10; 333-190046-10; 333-140025-08; 333-137605-08	41-1977654	15 S. 9th St. LaSalle Building Minneapolis, Minnesota 55409 612-332-3361

AIT Restaurant, Inc.	333-192573-09; 333-190046-03	20-8315057	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

AITN Restaurant, Inc.	333-192573-08; 333-190046-04	26-2240577	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

Argosy University Family Center, Inc.	333-192573-07; 333-190046-09; 333-140025-07; 333-137605-07	16-1665500	310 East 38th St. Minneapolis, MN 55409 612-827-5981

The Connecting Link, Inc.	333-192573-06; 333-190046-08; 333-140025-05; 333-137605-05	58-1987235	5126 Ralston St. Ventura, CA 93003 805-654-0739

EDMC Marketing and Advertising, Inc.	333-192573-05; 333-190046-07; 333-140025-03; 333-137605-03	58-1591601	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

Education Management Finance Corp.	333-192573-04; 333-190046-14; 333-140025-11; 333-137605-11	20-4887689	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

Education Management LLC	333-192573-03; 333-190046; 333- 140025; 333-137605	20-4506022	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

Higher Education Services, Inc.	333-192573-02; 333-190046-06; 333-140025-02; 333-137605-02	58-1983881	709 Mall Avenue Savannah, GA 31406 803-799-9082

MCM University Plaza, Inc.	333-192573-01; 333-190046-05; 333-140025-01; 333-137605-01	36-4118464	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

Brown Mackie Holding Company	333-140025-06; 333-137605-06	20-3108775	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

EDMC Aviation, Inc.	333-140025-04; 333-137605-04	20-0212231	210 Sixth Avenue 33rd Floor Pittsburgh, PA, 15222 (412) 562-0900

[Signature Page Follows]

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: November 13, 2014

EDUCATION MANAGEMENT CORPORATION

By:	/s/ Mick J. Beekhuizen
Name:	Mick J. Beekhuizen
Title:	Executive Vice President and Chief Financial Officer

AICA-IE Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AID Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AIH Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AIIN Restaurant LLC

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AIIM Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AIT Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

AITN Restaurant, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

Argosy University Family Center, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

The Connecting Link, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

EDMC Marketing and Advertising, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

Education Management Finance Corp.

By:	/s/ Mick J. Beekhuizen
Name:	Mick J. Beekhuizen
Title:	Executive Vice President and Chief Financial Officer

BROWN MACKIE HOLDING COMPANY

By:	Education Management LLC, as successor

By:	/s/ Mick J. Beekhuizen
Name:	Mick J. Beekhuizen
Title:	Executive Vice President and Chief Financial Officer

EDMC Aviation, inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Authorized Signatory

Education Management LLC

By:	/s/ Mick J. Beekhuizen
Name:	Mick J. Beekhuizen
Title:	Executive Vice President and Chief Financial Officer

Higher Education Services, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

MCM University Plaza, Inc.

By:	/s/ J. Devitt Kramer
Name:	J. Devitt Kramer
Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.